EXHIBIT 99.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Set forth below are the unaudited pro forma condensed combined statements of operations and comprehensive income of Antero Midstream Corporation for the three and six months ended June 30, 2018 and 2019. The unaudited pro forma condensed combined financial statements for the three and six months ended June 30, 2018 have been derived from (i) the unaudited condensed consolidated financial statements of Antero Midstream GP LP (“AMGP”) for the three and six months ended June 30, 2018 and (ii) the unaudited condensed consolidated financial statements of Antero Midstream Partners LP (“Antero Midstream Partners”) for the three and six months ended June 30, 2018, adjusted to reflect the acquisition of Antero Midstream Partners by AMGP.  The unaudited pro forma condensed combined financial statements for the three and six months ended June 30, 2019 have been derived from (i) the unaudited condensed consolidated financial statements of Antero Midstream Corporation for the three and six months ended June 30, 2019 and (ii) the unaudited condensed consolidated financial information of Antero Midstream Partners for the period from January 1, 2019 through March 12, 2019, adjusted to reflect the acquisition of Antero Midstream Partners by AMGP.

On March 12, 2019, pursuant to that certain Simplification Agreement, dated October 9, 2018 (the “Simplification Agreement”), (i) AMGP converted from a limited partnership to a corporation under the laws of the State of Delaware (the “Conversion”) and changed its name to Antero Midstream Corporation, (ii) a wholly owned subsidiary of Antero Midstream Corporation  merged with and into Antero Midstream Partners, with Antero Midstream Partners surviving such merger as an indirect, wholly owned subsidiary of Antero Midstream Corporation (the “Merger”) and (iii) Antero Midstream Corporation exchanged each issued and outstanding Series B Unit (each, a “Series B Unit”) representing a membership interest in Antero IDR Holdings LLC (“IDR Holdings”) for 176.0041 shares of Antero Midstream Corporation common stock (the “Series B Exchange” and, together with the Conversion, the Merger and the other transactions contemplated by the Simplification Agreement, the “Transactions”).  As a result of the Transactions, Antero Midstream Partners is now a wholly owned subsidiary of Antero Midstream Corporation and former shareholders of AMGP, unitholders of Antero Midstream Partners, including Antero Resources Corporation (“Antero Resources”), and holders of Series B Units now own Antero Midstream Corporation’s common stock (“Antero Midstream Corporation Common Stock”).

As discussed further in the notes to the unaudited pro forma condensed combined financial statements, the Transactions include:

•

the issuance by Antero Midstream Corporation of one share of Antero Midstream Corporation Common Stock for each outstanding common share representing limited partner interests in AMGP (each, an “AMGP Common Share”) outstanding immediately prior to the Conversion;

•

the issuance by Antero Midstream Corporation of 10,000 shares of Series A Non-Voting Perpetual Preferred Stock of Antero Midstream Corporation (the “Antero Midstream Corporation Preferred Stock”) to Antero Midstream Preferred Co LLC, a wholly owned subsidiary of AMGP (“Preferred Co”), for consideration of $0.01 per share;

•

the issuance by Antero Midstream Corporation of approximately 158.4 million shares of Antero Midstream Corporation Common Stock in exchange for all the common units representing limited partner interests in Antero Midstream Partners (the “Antero Midstream Common Units”) held by Antero Resources, based on the $3.00 in cash and 1.6023 shares of Antero Midstream Corporation Common Stock for each Antero Midstream Common Unit held that Antero Resources received;

•

the issuance by Antero Midstream Corporation of approximately 144.6 million shares of Antero Midstream Corporation Common Stock in exchange for all Antero Midstream Common Units held by the unitholders of Antero Midstream Partners other than Antero Resources (the “Antero Midstream Public Unitholders”), based on the $3.415 in cash and 1.6350 shares of New AM Common Stock for each Antero Midstream Common Unit held that Antero Midstream Public Unitholders received;

•	the issuance by Antero Midstream Corporation of approximately 17.35 million shares of New AM Common Stock in exchange for all Series B Units in the Series B Exchange;
•	the payment of cash consideration of approximately $599 million from borrowings under Antero Midstream Partners' revolving credit facility; and
•	the elimination of the burden of Antero Midstream Partners’ incentive distribution rights.

No effect was given to the conversion of phantom unit awards outstanding under Antero Midstream Partners’ long-term incentive plan, which awards were converted into restricted stock units of Antero Midstream Corporation, with substantially the same terms and conditions (including with respect to vesting) applicable to such Antero Midstream Partners phantom unit award. The issuance of Antero Midstream Corporation Common Stock for unvested Series B Units will result in an additional charge to equity-based compensation expense from the date of the completion of the Transactions through December 31, 2019. The increase in value was calculated based on the value of the Antero Midstream Corporation Common Stock transferred for the Series B Units relative to the value of the Series B Units immediately prior to the Series B Exchange.  Based on the value of the Series B Units, and assuming a value of the Antero Midstream Corporation Common Stock based on the closing sales price of the AMGP Common Shares at March 12, 2019, the additional charge is approximately $31 million, which will be amortized over the remainder of 2019.

AMGP was the sole member of Antero Midstream Partners GP LLC, the general partner of Antero Midstream Partners, and also controlled the incentive distribution rights in Antero Midstream Partners through its ownership interest in IDR Holdings (subject to the rights of the holders of Series B Units to receive distributions in respect of their Series B Units). As a result of the Merger, Antero Midstream Partners became an indirect, wholly owned subsidiary of Antero Midstream Corporation, and former Antero Midstream Partners unitholders now collectively own a majority of the outstanding Antero Midstream Corporation Common Stock. The unaudited pro forma condensed combined financial statements should be read in conjunction with the unaudited consolidated financial statements and related notes included in AMGP’s and Antero Midstream Partners' respective Quarterly Reports on Form 10-Q for the three and six months ended June 30, 2018 as well as Antero Midstream Corporation’s Quarterly Report on Form 10-Q for the three and six months ended June 30, 2019, each as filed with the Securities and Exchange Commission.

The unaudited pro forma condensed combined financial statements were prepared as if the Transactions had occurred as of January 1, 2018.  We derived the following unaudited pro forma condensed combined financial statements by applying pro forma adjustments to the historical unaudited consolidated financial statements of AMGP for the three and six months ended June 30, 2018 and to the unaudited consolidated financial statements of Antero Midstream Corporation for the three and six months ended June 30, 2019. The Transactions have been accounted for as a business combination under ASC 805,  Business Combinations.

The pro forma adjustments are based upon currently available information and certain estimates and assumptions; therefore, actual results may differ from the pro forma adjustments. We believe, however, that the assumptions provide a reasonable basis for presenting the significant effects of the Transactions and are factually supportable, directly attributable and are expected to have a continuing impact on Antero Midstream Corporation’s profit and loss and that the pro forma adjustments give appropriate effect to management's assumptions and are properly applied in the unaudited pro forma condensed combined financial statements. The notes to the unaudited pro forma condensed combined financial statements provide a detailed discussion of how such adjustments were derived and presented in the unaudited pro forma condensed combined financial statements.

The unaudited pro forma condensed combined financial statements are presented for informational purposes only. The unaudited pro forma condensed combined financial statements do not purport to represent what the results of operations or financial condition would have been had the transactions to which the pro forma adjustments relate actually occurred on the dates indicated and they do not purport to project the results of operations or financial condition for any future period or as of any future date.

ANTERO MIDSTREAM CORPORATION

Unaudited Pro Forma Condensed Combined Statement of Operations and Comprehensive Income

For the Three Months Ended June 30, 2018

(In thousands, except per share amounts)

					Pro Forma
	Antero	Antero			Antero
	Midstream	Midstream	Pro Forma		Midstream
	GP LP	Partners LP	Adjustments		Corporation
Revenues:
Equity in earnings of Antero Midstream Partners LP	$33,145	—	(33,145)	(a)	—
Gathering and compression–Antero Resources	—	118,136	—		118,136
Water handling and treatment–Antero Resources	—	132,231	—		132,231
Water handling and treatment–third party	—	25	—		25
Gain on sale of assets–Antero Resources	—	583	—		583
Amortization of customer relationships	—	—	(8,533)	(b)	(8,533)
Total revenues	33,145	250,975	(41,678)		242,442
Operating expenses:
Direct operating	—	75,623	—		75,623
General and administrative (excluding equity-based compensation)	2,398	9,627	—		12,025
Equity-based compensation	9,111	5,867	—		14,978
Impairment of property and equipment	—	4,614	—		4,614
Depreciation	—	36,433	8,387	(c)	44,820
Accretion and change in fair value of contingent acquisition consideration	—	3,947	—		3,947
Accretion of asset retirement obligations	—	34	—		34
Total operating expenses	11,509	136,145	8,387		156,041
Operating income	21,636	114,830	(50,065)		86,401
Other income (expenses)
Interest expense, net	(18)	(14,628)	(5,439)	(d)	(20,085)
Equity in earnings of unconsolidated affiliates	—	9,264	(2,992)	(e)	6,272
Income before income taxes	21,618	109,466	(58,496)		72,588
Provision for income taxes (expense) benefit:
Current	(7,231)	—	7,231	(f)	—
Deferred	—	—	(19,974)	(f)	(19,974)
Total income taxes	(7,231)	—	(12,743)		(19,974)

Net income attributable to incentive distribution rights	—	(33,145)	33,145	(g)	—
Net income and comprehensive income	14,387	76,321	(38,094)		52,614

Net income attributable to vested Series B units	(506)	—	506	(h)	—
Net income attributable to common shareholders or unitholders	$13,881	76,321	(37,588)		52,614

Net income per common share or unit–basic	$0.07	0.41			0.11
Net income per common share or unit–diluted	$0.07	0.41			0.10

Weighted average number of common shares or units outstanding–basic	186,199	187,018	314,644	(i)	500,843
Weighted average number of common shares or units outstanding–diluted	186,199	187,318	321,533	(i)	507,732

See accompanying notes to the unaudited pro forma condensed combined financial statements.

ANTERO MIDSTREAM CORPORATION

Unaudited Pro Forma Condensed Combined Statement of Operations and Comprehensive Income

For the Three Months Ended June 30, 2019

(In thousands, except per share amounts)

					Pro Forma
	Antero	Antero			Antero
	Midstream	Midstream	Pro Forma		Midstream
	Corporation	Partners LP	Adjustments		Corporation
Revenues:
Equity in earnings of Antero Midstream Partners LP	$—	—	—		—
Gathering and compression–Antero Resources	168,925	—	—		168,925
Water handling and treatment–Antero Resources	95,181	—	—		95,181
Water handling and treatment–third party	46	—	—		46
Amortization of customer relationships	(8,534)	—	—		(8,534)
Total revenues	255,618	—	—		255,618
Operating expenses:
Direct operating	63,998	—	—		63,998
General and administrative (excluding equity-based compensation)	13,079	—	—		13,079
Equity-based compensation	21,543	—	—		21,543
Impairment of property and equipment	594	—	—		594
Depreciation	36,447	—	—		36,447
Accretion and change in fair value of contingent acquisition consideration	2,297	—	—		2,297
Accretion of asset retirement obligations	69	—	—		69
Total operating expenses	138,027	—	—		138,027
Operating income	117,591	—	—		117,591
Other income (expenses)
Interest expense, net	(31,521)	—	—		(31,521)
Equity in earnings of unconsolidated affiliates	13,623	—	—		13,623
Income before income taxes	99,693	—	—		99,693
Provision for income taxes (expense) benefit:
Current	—	—	—		—
Deferred	(30,419)	—	—		(30,419)
Total income taxes	(30,419)	—	—		(30,419)

Net income attributable to incentive distribution rights	—	—	—		—
Net income and comprehensive income	69,274	—	—		69,274

Net income attributable to vested Series B units	—	—	—		—
Net income attributable to common shareholders or unitholders	$69,274	—	—		69,274

Net income per common share or unit–basic	$0.14				0.14
Net income per common share or unit–diluted	$0.14				0.14

Weighted average number of common shares or units outstanding–basic	506,816		—	(i)	506,816
Weighted average number of common shares or units outstanding–diluted	507,767		—	(i)	507,767

See accompanying notes to the unaudited pro forma condensed combined financial statements.

ANTERO MIDSTREAM CORPORATION

Unaudited Pro Forma Condensed Combined Statement of Operations and Comprehensive Income

For the Six Months Ended June 30, 2018

(In thousands, except per share amounts)

					Pro Forma
	Antero	Antero			Antero
	Midstream	Midstream	Pro Forma		Midstream
	GP LP	Partners LP	Adjustments		Corporation
Revenues:
Equity in earnings of Antero Midstream Partners LP	$61,598	—	(61,598)	(a)	—
Gathering and compression–Antero Resources	—	226,313	—		226,313
Water handling and treatment–Antero Resources	—	253,120	—		253,120
Water handling and treatment–third party	—	550	—		550
Gain on sale of assets–Antero Resources	—	583	—		583
Amortization of customer relationships	—	—	(16,973)	(b)	(16,973)
Total revenues	61,598	480,566	(78,571)		463,593
Operating expenses:
Direct operating	—	142,879	—		142,879
General and administrative (excluding equity-based compensation)	3,328	17,871	—		21,199
Equity-based compensation	17,745	12,078	—		29,823
Impairment of property and equipment	—	4,614	—		4,614
Depreciation	—	68,865	16,774	(c)	85,639
Accretion and change in fair value of contingent acquisition consideration	—	7,821	—		7,821
Accretion of asset retirement obligations	—	68	—		68
Total operating expenses	21,073	254,196	16,774		292,043
Operating income	40,525	226,370	(95,345)		171,550
Other income (expenses)
Interest expense, net	(14)	(25,925)	(10,880)	(d)	(36,819)
Equity in earnings of unconsolidated affiliates	—	17,126	(5,952)	(e)	11,174
Income before income taxes	40,511	217,571	(112,177)		145,905
Provision for income taxes (expense) benefit:
Current	(13,319)	—	13,319	(f)	—
Deferred	—	—	(39,668)	(f)	(39,668)
Total income taxes	(13,319)	—	(26,349)		(39,668)

Net income attributable to incentive distribution rights	—	(61,598)	61,598	(g)	—
Net income and comprehensive income	27,192	155,973	(76,928)		106,237

Net income attributable to vested Series B units	(919)	—	919	(h)	—
Net income attributable to common shareholders or unitholders	$26,273	155,973	(76,009)		106,237

Net income per common share or unit–basic	$0.14	0.83			0.21
Net income per common share or unit–diluted	$0.14	0.83			0.21

Weighted average number of common shares or units outstanding–basic	186,194	186,976	314,649	(i)	500,843
Weighted average number of common shares or units outstanding–diluted	186,194	187,242	321,538	(i)	507,732

See accompanying notes to the unaudited pro forma condensed combined financial statements.

ANTERO MIDSTREAM CORPORATION

Unaudited Pro Forma Condensed Combined Statement of Operations and Comprehensive Income

For the Six Months Ended June 30, 2019

(In thousands, except per share amounts)

					Pro Forma
	Antero	Antero			Antero
	Midstream	Midstream	Pro Forma		Midstream
	Corporation	Partners LP (k)	Adjustments		Corporation
Revenues:
Equity in earnings of Antero Midstream Partners LP	$—	—	—		—
Gathering and compression–Antero Resources	202,459	124,773	—		327,232
Water handling and treatment–Antero Resources	117,532	93,537	—		211,069
Water handling and treatment–third party	50	51	—		101
Amortization of customer relationships	(10,315)	—	(6,659)	(b)	(16,974)
Total revenues	309,726	218,361	(6,659)		521,428
Operating expenses:
Direct operating	78,980	64,818	—		143,798
General and administrative (excluding equity-based compensation)	21,465	16,316	(15,345)	(j)	22,436
Equity-based compensation	32,966	2,477	—		35,443
Impairment of property and equipment	594	6,982	—		7,576
Depreciation	44,097	21,707	5,932	(c)	71,736
Accretion and change in fair value of contingent acquisition consideration	3,346	1,928	—		5,274
Accretion of asset retirement obligations	79	63	—		142
Total operating expenses	181,527	114,291	(9,413)		286,405
Operating income	128,199	104,070	2,754		235,023
Other income (expenses)
Interest expense, net	(37,738)	(16,815)	(3,301)	(d)	(57,854)
Equity in earnings of unconsolidated affiliates	16,503	12,264	(2,335)	(e)	26,432
Income before income taxes	106,964	99,519	(2,882)		203,601
Provision for income taxes (expense) benefit:
Current	—	—	—		—
Deferred	(28,042)	—	(24,159)	(f)	(52,201)
Total income taxes	(28,042)	—	(24,159)		(52,201)

Net income attributable to incentive distribution rights	—	—	—		—
Net income and comprehensive income	78,922	99,519	(27,041)		151,400

Net income attributable to vested Series B units	—	—	—		—
Net income attributable to common shareholders or unitholders	$78,922	99,519	(27,041)		151,400

Net income per common share or unit–basic	$0.21				0.30
Net income per common share or unit–diluted	$0.21				0.30

Weighted average number of common shares or units outstanding–basic	381,045		125,771	(i)	506,816
Weighted average number of common shares or units outstanding–diluted	382,026		125,741	(i)	507,767

See accompanying notes to the unaudited pro forma condensed combined financial statements.

ANTERO MIDSTREAM CORPORATION

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

(1)  Basis of Presentation

The unaudited pro forma condensed combined financial statements were prepared as if the Transactions had occurred as of January 1, 2018.  The Transactions have been accounted for as an acquisition by AMGP of Antero Midstream Partners under ASC 805, Business Combinations, and accounted for as a business combination, with the assumed assets and liabilities of Antero Midstream Partners recorded at fair value.  Dividends related to the Series A Non-Voting Preferred Stock are considered to be de minimis to the net income per common share calculations and, therefore, are not reflected in the pro forma adjustments.

 (2)  Pro Forma Adjustments and Assumptions

(a)	Adjustment reflects the elimination of AMGP's equity in earnings in Antero Midstream Partners.
(b)	Adjustment reflects the amortization of the customer relationships intangible asset.
(c)	Adjustment reflects additional depreciation expense related to the fair value adjustment to property and equipment.
(d)

Adjustment reflects additional interest expense due to the increase of $599 million in outstanding indebtedness, assuming an effective interest rate of 3.8%, and the amortization of the fair value adjustment to long-term debt.

(e)

Adjustment reflects a reduction in equity in earnings of affiliates for the amortization of the customer relationship intangible assets and depreciation related to the fair value adjustments to property and equipment, inherent within the fair value adjustment to investments in unconsolidated affiliates.

(f)

Adjustment reflects an increase in income taxes resulting from the adjusted combined pro forma pre-tax income, adjusted for the effects of permanent book to tax differences, based on the estimated blended federal and state statutory tax rate of approximately 25% for year ended December 31, 2018, as well as a reclassification of AMGP’s current income tax expense to deferred income tax expense.  The pro forma adjustments to income taxes are treated as deferred income tax expense as the tax treatment of the Transactions results in an increase in the depreciable and amortizable basis in Antero Midstream Partners’ assets for tax purposes.

(g)	Adjustment reflects the elimination of the burden of Antero Midstream Corporation’s incentive distribution rights in Antero Midstream Partners’ distributions.
(h)	Adjustment reflects the elimination of net income attributable to vested Series B Units.
(i)

Adjustment reflects the issuance of approximately 186.2 million shares of Antero Midstream Corporation Common Stock in connection with the Conversion and the issuance of approximately 303.1 million shares of Antero Midstream Corporation Common Stock.

(j)	Adjustment reflects a reduction to general and administrative expenses for expenses of the Transactions charged to expense.
(k)	Reflects results of Antero Midstream Partners for the period from January 1, 2019 to March 12, 2019.